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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*



                                BROOKE GROUP LTD.
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                                (NAME OF ISSUER)



                          Common Stock, $.10 Par Value
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                         (Title of Class of Securities)



                                   112525-10-0
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                                 (CUSIP Number)


                                Howard M. Lorber
                             100 S.E. Second Street
                              Miami, Florida 33131
                                 (305) 579-8000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 2, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  Page 1 of 6 Pages
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CUSIP NO. 112525-10-0                                       Page 2 of 6 Pages

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1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         HOWARD M. LORBER
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2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                        (a) [ ]
                                                                        (b) [ ]
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3        SEC Use Only

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4        Source of Funds (See Instructions)

         OO
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5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

                                                                             [ ]
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6        Citizenship or Place of Organization

         United States
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                              7    Sole Voting Power

                                   1,288,000
                           -----------------------------------------------------
                              8    Shared Voting Power
  Number of Shares
Beneficially Owned by                 16,065
Each Reporting Person      -----------------------------------------------------
        With                  9    Sole Dispositive Power

                                   1,288,000
                           -----------------------------------------------------
                             10    Shared Dispositive Power

                                      16,065
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11       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,304,065
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12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

                                                                             [ ]
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13       Percent of Class Represented by Amount in Row (11)

         5.65%
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14       Type of Reporting Person (See Instructions)

         IN
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ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D is being filed with respect to the Common Stock, $.10 par value per share (the "Common Stock"), of Brooke Group Ltd., a Delaware corporation (the "Company"), which has its principal executive office at 100 S.E. Second Street, Miami, Florida 33131.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by Howard M. Lorber, a United States citizen. Mr. Lorber's business address is 100 S.E. Second Street, Miami, Florida 33131. Mr. Lorber's principal occupation is President and Chief Operating Officer since November 1994 and director since 1991 of New Valley Corporation ("New Valley"). New Valley, a majority-owned subsidiary of the Company, is principally engaged in the investment banking and brokerage business, in the real estate development business in Russia and in investment in Internet-related businesses. The principal offices of New Valley are located at 100 S.E. Second Street, Miami, Florida 33131.

         During the last five years, Mr. Lorber has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         See the information set forth under Item 6.

ITEM 4.  PURPOSE OF TRANSACTION.

         See the information set forth under Item 6.

         Mr. Lorber reserves the right to acquire additional shares of Common Stock at any time and from time to time in public or private transactions, whether from third parties or otherwise. Likewise, Mr. Lorber reserves the right to dispose of any or all of the shares in whole or in part, in public or private transactions, whether to third parties or otherwise.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of May 2, 2000, Mr. Lorber is the beneficial owner of, in the aggregate, 1,304,065 shares of Common Stock, which constituted approximately 5.65% of the 21,989,782 shares of Common Stock outstanding (plus 1,093,750 shares acquirable by Mr. Lorber or his assignee within 60 days upon exercise of options). Mr. Lorber's beneficial ownership includes 1,093,750 options for Common Stock, granted to Mr. Lorber pursuant to the option agreements referred to in Item 6, which Mr. Lorber or his assignee has the right to acquire within 60 days.

         (b) Mr. Lorber exercises sole voting power and sole dispositive power over (i) 194,250 shares of Common Stock held by him, (ii) 175,000 shares of Common Stock acquirable by him within 60 days upon exercise of options and (iii) 918,750 shares of Common Stock acquirable by Lorber Epsilon 1999 Limited Partnership, a Delaware limited partnership, as assignee of Mr. Lorber, within 60 days upon exercise of options. Lorber Epsilon 1999 LLC, a Delaware limited liability company, is general partner of





                                Page 3 of 6 Pages
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Lorber Epsilon 1999 Limited Partnership. Mr. Lorber is the sole member and manager of Lorber Epsilon 1999 LLC.

         Mr. Lorber exercises shared voting powers and shared dispositive power over 16,065 shares of Common Stock held by Lorber Charitable Fund. Lorber Charitable Fund is a New York not-for-profit corporation, of which Mr. Lorber and family members serve as directors and executive officers.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Lorber acts as a consultant to the Company and its subsidiary Liggett Group Inc. and also serves as a member of the Board of Directors and President and Chief Operating Officer of New Valley, a majority-owned subsidiary of the Company.

         Mr. Lorber acquired 194,250 of his shares pursuant to a consulting agreement dated as of January 1, 1994, as amended, between Mr. Lorber and the Company.

         Mr. Lorber has the right to acquire 262,500 shares of Common Stock pursuant to a January 1995 option agreement, which granted Mr. Lorber options to purchase shares of Common Stock at $1.90 per share. Mr. Lorber has assigned the options to Lorber Epsilon 1999 Limited Partnership. These options, which have a ten-year term, vest and become exercisable in five equal annual installments beginning on January 25, 1995.

         Mr. Lorber has the right to acquire 1,050,000 shares of Common Stock pursuant to a December 1996 option agreement, which granted Mr. Lorber options to purchase shares of Common Stock at $.95 per share. Mr. Lorber has assigned to Lorber Epsilon 1999 Limited Partnership options to purchase the 525,000 shares that are currently vested. These options, which have a ten-year term, vest and become exercisable in six equal annual installments beginning on July 1, 1997.

         Mr. Lorber has the right to acquire 525,000 shares of Common Stock pursuant to a July 1998 options grant under the Company's 1998 Long-Term Incentive Plan, which allows Mr. Lorber to purchase shares of Common Stock at $9.29 per share. Mr. Lorber has assigned to Lorber 1999 Epsilon Limited Partnership options to purchase the 131,250 shares that are currently vested. These options, which have a ten-year term, vest and become exercisable in four equal annual installments beginning on July 20, 1999.

         Mr. Lorber has the right to acquire 500,000 shares of Common Stock pursuant to a November 1999 options grant under the Company's 1999 Long-Term Incentive Plan, which allows Mr. Lorber to purchase shares of Common Stock at $15 7/16 per share, subject to increase under certain circumstances. These options, which have a ten-year term, vest and become exercisable on November 4, 2003. The grant of these options is conditioned upon approval of the 1999 plan by the Company's stockholders at the May 24, 2000 annual meeting.

         Any then unexercisable portion of the 1996, 1998 and 1999 option awards will vest and become exercisable upon the occurrence of a change of control and, with respect to the 1998 and 1999 option awards, upon Mr. Lorber's death or disability. Under the terms of the 1995, 1996 and 1999 option awards, Common Stock dividend equivalents are paid on each option share.


                               Page 4 of 6 Pages

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A:     Stock Option Agreement, dated January 25, 1995, between
                        the Company and Mr. Lorber (incorporated by reference to Exhibit 10(g) in the Company's Form 10-K for the year ended December 31, 1994).

         Exhibit B:     Amended and Restated Consulting Agreement, dated as of
                        January 1, 1996, between the Company and Mr. Lorber (the
                        "Lorber Consulting Agreement") (incorporated by reference to Exhibit 10.25 in the Company's Form 10-K for the year ended December 31, 1995).

         Exhibit C:     Amendment dated January 1, 1998 to the Lorber Consulting
                        Agreement (incorporated by reference to Exhibit 10.23 in the Company's Form 10-K for the year ended December 31,
                        1997).

         Exhibit D:     Stock Option Agreement, dated December 16, 1996, between
                        the Company and Mr. Lorber (incorporated by reference to Exhibit 10.34 in the Company's Form 10-K for the year ended December 31, 1996).

         Exhibit E:     Brooke Group Ltd. 1998 Long-Term Incentive Plan
                        (incorporated by reference to the Appendix to the Company's Proxy Statement dated September 15, 1998).

         Exhibit F:     Stock Option Agreement, dated July 20, 1998, between the
                        Company and Mr. Lorber (incorporated by reference to Exhibit 10.3 in the Company's Form 10-Q for the quarter ended September 30, 1998).

         Exhibit G:     Brooke Group Ltd. 1999 Long-Term Incentive Plan
                        (incorporated by reference to the Appendix to the Company's Proxy Statement dated April 18, 2000).

         Exhibit H:     Stock Option Agreement, dated November 4, 1999, between
                        the Company and Mr. Lorber (incorporated by reference to Exhibit 10.63 in the Company's Form 10-K for the year ended December 31, 1999).




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                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2000


                                               /s/ Howard M. Lorber
                                               --------------------------------
                                               Howard M. Lorber
















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